SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   ✓          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated December 19, 2006 filed with the Comisión Nacional de Valores.

By letter dated December 19, 2006, the Company reported that it was notified of the acceptance of its Ps.32.5 million submitted in a public bid organized by Corporación Inmobiliaria Córdoba S.A. for the sale of a property in the City of Córdoba known as Edificio Ex Escuela Gobernador Vicente de Olmos. The acquired property is the subject of a concession granted in 1990 by the Province of Cordoba to an unaffiliated joint venture “Regam S.C.A. y Corrientes Palace S.A. Unión Transitoria de Empresas”. After notification of the acceptance of its bid, the Company made a Ps.9.7 million down payment in accordance to the bid rules.

On December 13, 2006, the Company notified by a public notary that on December 5, 2006, an objection had been filed with the Comisión Nacional de Defensa de la Competencia, the Argentine antitrust authority, seeking to enjoin the Company from accepting the award made pursuant to the bid. To date, the Company has not received any notification from the Comisión Nacional de Defensa de la Competencia.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: December 19, 2006